Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO/DEFICIENCY OF EARNINGS TO
FIXED CHARGES

(in thousands)

	Three months ended	Fiscal Year Ended December 31,
	March 31, 2016	2015	2014	2013	2012	2011
Fixed charges:
Interest expense on indebtedness	$7,231	$27,632	$9,938	$722	$937	$1,114
Interest portion of rental expense	293	762	350	163	90	22
	$7,524	$28,394	$10,288	$885	$1,027	$1,136

Loss:
Loss before provision for income taxes	$(65,297)	$(71,570)	$(38,486)	$(63,011)	$(62,265)	$(39,468)
Fixed charges per above	7,524	28,394	10,288	885	1,027	1,136
	$(57,773)	$(43,176)	$(28,198)	$(62,126)	$(61,238)	$(38,332)

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(65,297)	$(71,570)	$(38,486)	$(63,011)	$(62,265)	$(39,468)

We have the authority to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share; however, as of the dates for which information is presented in the above table, no shares were outstanding, and we did not have a preferred stock dividend obligation. In all periods presented, earnings are inadequate to cover fixed charges. Therefore, the deficiency of earnings to fixed charges and preferred stock dividends is equal to the deficiency of earnings to fixed charges.